Intuit Inc. 2700 Coast Ave. Mountain View, CA 94043
April 28, 2009
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
       cc: Patrick Gilmore — Staff Accountant

Re:	Intuit Inc. Form 10-K for the Fiscal Year Ended July 31, 2008 Filed September 12, 2008 Definitive Proxy Statement Filed October 31, 2008 SEC File No. 000-21180
Dear Ms. Collins:
     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated April 15, 2009 relating to the above referenced filings of Intuit Inc.
     We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis. Set forth below is the text of the Staff’s comment followed by our response.
Definitive Proxy Statement Filed October 31, 2008
Compensation Discussion and Analysis, page 17
Long-Term Equity Incentives, page 23
Comment:
1.	We understand from your responses to prior comments 1 and 2 that many decisions relating to your named executive officers’ compensation are derived from qualitative evaluations of your named executive officers’ performance, but that certain aspects of corporate performance are factored into overall compensation decisions. Please understand that discussion of the various items of individual and corporate performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Compensation Committee determined to award each specific form and level of compensation in 2007. Going forward, your Compensation Discussion and Analysis must include a discussion of the specific factors the Compensation Committee considered in deriving the payouts awarded for each component of compensation and a complete analytical evaluation of why the Committee determined that the specific payout was appropriate in light of the factors considered. To assist you with the development of a more comprehensive Compensation Discussion and Analysis, please refer to the ample amount of publicly available guidance the Division of Corporation Finance has issued in this regard, most recently, Director White’s October 21, 2008 speech, entitled “Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009,” which is available on our website. Please confirm your understanding of the above.
Response:
We thank the Staff for its comments and direction regarding the preparation of our Compensation Discussion and Analysis. We confirm our understanding of the Staff’s guidance and will seek to incorporate that guidance into our future disclosures.
* * * * * * * *
     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Jeff Hank, our Vice President / Corporate Controller at (650) 944-3891 or Tyler Cozzens, our Deputy General Counsel, at (650) 944-5574. The mailing address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

Very truly yours, Intuit Inc.
/s/ Jeffrey P. Hank
Jeffrey P. Hank
Vice President, Corporate Controller